Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 07, 2023

VIA EDGAR TRANSMISSION

Division of Investment Management

U.S. Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)
File No. 811-23377
Amended N-CSR

Dear Sir or Madam:

The Trust is filing an amendment to the American Customer Satisfaction ETF Form N-CSR for the period ended September 30, 2023. The purpose of the filing is to include the Item 2. Code of Ethics exhibit that was inadvertently missing from the original filing.

If you have any questions, concerning the foregoing, please contact the undersigned at (414) 699-9292.

Sincerely,

/s/ Aaron J. Perkovich

Aaron J. Perkovich

Treasurer/Principal Financial Officer